Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Earnings:	($ in millions)
Income from continuing operations before taxes	$219.5	$170.5
Add (deduct):
Equity in income of non-consolidated affiliates	(2.4)	(2.0)
Dividends received from non-consolidated affiliates	0.9	0.6
Capitalized interest	(1.0)	(5.3)
Fixed charges as described below	46.7	37.9
Total	$263.7	$201.7

Fixed charges:
Interest expensed and capitalized	$29.7	$23.6
Estimated interest factor in rent expense(1)	17.0	14.3
Total	$46.7	$37.9

Ratio of earnings to fixed charges	5.6	5.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.